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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 9, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT




MERANT plc
9 July 1999

MERANT plc
City Analyst Seminar

MERANT  will be hosting a seminar  for  investors  and  brokers'  analysts  this
morning.   The  seminar  is  part  of  MERANT's   ongoing   Investor   Relations
communications programme to educate these audiences on MERANT's business.

A team of ten MERANT executives will host the event, led by Gary Greenfield, Chief Executive Officer, and Ken Sexton, Chief Financial Officer. Presentations by MERANT's executives will focus on business strategy and products, market position, and opportunities for future growth.

MERANT recently announced its results for the fiscal year ended 30 April 1999. MERANT will not be commenting on the trading results for the current fiscal quarter. MERANT currently plans to announce its financial results for the first fiscal quarter ending 31 July 1999 in the second half of August 1999.

Enquiries:

John Woolland                  0171 567 8000
Warburg Dillon Read

Giles Sanderson                0171 831 3113
Financial Dynamics

For related information visit the MERANT web site at http://www.merant.com/.

END


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  July 9, 1999                By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer